UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Stepstone Art Resources, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Massachusetts

Date of organization
October 27, 2015

Physical address of issuer
1921 Dublin Road, Richmond, MA 01254

Website of issuer
See.me

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$203,007.00	$207,766.00
Cash & Cash Equivalents	$48,840.00	$42,766.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$277,523.00	$475,000.00
Revenues/Sales	$63,393.00	$0.00
Cost of Goods Sold	$13,230.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$451,656.00	-$115,208.00

April 30, 2019

FORM C-AR

Stepstone Art Resources, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Stepstone Art Resources, LLC, a Massachusetts Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at See.me no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Stepstone Art Resources, LLC (the "Company") is a Massachusetts Limited Liability Company, formed on October 27, 2015. The Company is currently also conducting business under the name of See.me Boomboomprints.com.

The Company is located at 1921 Dublin Road, Richmond, MA 01254.

The Company's website is See.me.

The information available on or through our website is not a part of this Form C-AR.

The Business

Company is a global platform that seeks to help serious artists and photographers gain recognition, connect with enthusiasts and collectors and earn money. The Company seeks to generate revenue through membership fees from artists, the sale of products based on their art to enthusiasts and collectors, and licensing of images to corporations and advertisers. Artists that join Stepstone's memberhip base on its website see.me are provided tools and a process to help them gain recognition and find economic opportunity. We are building SeeMe as a two-sided marketplace for art. Artists join in order to compete in our global competitions, which are typically aligned with a major event like Armory Week (New York City) or Art Basel (Miami). They submit artwork for consideration in order to gain recognition, win prizes, and to be part of a community. We will then promote these artists over email, our website (See.me), and social channels like Facebook, Instagram, and Twitter.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services to artists and products based on art is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include larger companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and broader brand recognition and larger customer bases and thus may be better equipped than us to develop and commercialize products based on art. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of products based on art, our business depends on developing and maintaining close and productive relationships with our printing vendors and outsourced manufacturing partners.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or

developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Brendan Burns (Manager and Chief Executive Officer. The Company has or intends to enter into employment agreements with Brendan Burns although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Brendan Burns could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Brendan Burns in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in the instance Brendan Burns dies or became disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Board may choose to purchase Key Main life insurance on Brendan Burns in the future.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of materials, packaging materials, and freight.

The prices of the materials packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of ink and high quality paper stock. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of paper and ink as well as corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. We have several partners for this reason. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations. We constantly expore new distribution opportunities and technology as a result of this concern.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations. The company is constantly exploring and investing in new platforms and forms of distribution around digital technology.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful. In order to combat this risk the Company is exploring various watermark technologies along with "smart contracts" utilizing blockchain technology which would help protect intellectual property.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as independent artists and photographers. Competition for popular content is intense, and although we believe we have advantages that appeal to the independent artist and photographers' other companies may become better positions. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, our business may be adversely affected.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Company is a global platform that seeks to help serious artists and photographers gain recognition, connect with enthusiasts and collectors and earn money. The Company seeks to generate revenue through membership fees from artists, the sale of products based on their art to enthusiasts and collectors, and licensing of images to corporations and advertisers. Artists that join Stepstone's memberhip base on its website see.me are provided tools and a process to help them gain recognition and find economic opportunity. We are building SeeMe as a two-sided marketplace for art. Artists join in order to compete in our global competitions, which are typically aligned with a major event like Armory Week (New York City) or Art Basel (Miami). They submit artwork for consideration in order to gain recognition, win prizes, and to be part of a community. We will then promote these artists over email, our website (See.me), and social channels like Facebook, Instagram, and Twitter.

Business Plan

During 2017, Stepstone acquired two existing venture-backed businesses, See Me Group, Inc., operating the website: www.see.me ("SeeMe") and Third Street Industries, LLC, operating the website: Boomboomprints.com ("BBP"). During 2018,relaunched SeeMe and expects to relaunch BBP later this year. In addition to the revenue credited to the art market, there are numerous examples that illustrate consumer demand for art and culture: • There were roughly 850 million visitors to museums in North America during 2016, more than all major league sports and theme parks combined1 • Arts and cultural production constitute 4.32% of the US economy or about $700 billion, more than construction, employing 4.7 million workers2 • Many municipalities have successfully engaged in urban renewal and revitalization by anchoring these efforts with the arts in the form of museums, art districts and related initiatives3 Despite consumer demand for art and culture there are millions of artists in the world, and most of them fail to make a living creating art.4 Legacy distribution channels such as galleries are in decline as technology has transformed how we discover and consume most media – consider video (YouTube), music (Spotify), and photos (.Instagram).5 In other media, new companies have used digital distribution to disrupt the historic middleman and change the business model in a way that, generally, benefits the "creator" and pleases the consumer. STAR is pursuing this path for the visual arts by building SeeMe into a platform that supports a community of Artists and Consumers, making it easy for them to interact with each other and create value either through exposure or the creation of products. We believe our competitive advantage between our approach and a pure ecommerce platform (like Etsy or theminted.com), is that we are starting with a real connection between the artist and the fan and facilitating ecommerce as a byproduct or expression of that relationship rather than a pure commercial approach. We believe that the connections we foster between artists and fans or creatives and consumers, which seeks to be more personal and authentic could be more sustainable. These connections may also allow us to explore multiple revenue opportunities beyond product such as memberships and ticketing and thus, generate more economic value over time as we seek to build a robust ecosystem. Our Platforms We believe there is a symbiotic relationship between the properties we own: SeeMe and Boomboomprints. See.me is one of the largest online networks for visual artists and their fans with over 200,000 artists on the platform and a subscriber list of over 750,000. Boomboom is a product platform whereby artists can upload artwork, select products on which their work can appear (e.g. prints or different textiles) and consumers can select and purchase unique items around the art. To date, Boomboom has been focused on original children's room décor and related baby gifts and we plan to expand to focus on different customer segments off the platform. We believe each has developed strong and positive brand awareness, good online tools and built, in the case of See.me, built a large audience. Our focus is on (a) reinvigorating and growing the community, and (b) execution and revenue generation. Revenue Model The crucial challenge to overcome when building a direct-to-consumer digital business is cost- effective customer acquisition and developing a reliable, repeatable funnel. The key to our model is the "Artist Open Call," essentially a competition where an artist submits work in order to gain recognition, sell work, or win other prizes by participating. The Artist Open Call culminates in a combination virtual and live event that seeks to create real buzz. Here is how it works: (1) Announce contest and market to current artist base (2) Artists become "members" – between

$100 – $200 per year (3) Members can enter the competition (4) Artists grant See.me rights on images for promotion and resale (5) Artists promote over their own social channels to gain attention and social recognition (6) See.me (and jury) pick 100+ semi-finalists • Start promoting to email list and 400,00 Facebook followers (current) (7) See.me (and jury) pick 10 winners • Recognition at in-person event • Follow-on promotion and merchandising to all channels including email, website, and social media • SeeMe markets limited edition prints and related products Initial Activation & Key Metrics During 2018, we have announced at least six major competitions/exhibitions. • Armory Week (NYC) – March 9   • Times Square (NYC) – June 7   • Aspen Food & Wine (Aspen, CO) – June 14   • SoHo (NYC) - Affordable Art Fair – September   • Chicago or LA – October (TBD)   • Art Basel Miami (Miami) – December Our initial activation (Armory Week) launched in February 2018. We pursued a path designed to lend an air of exclusivity and attract the most committed artists and highest quality work. This required artists to (a) apply to become members and fill out a membership form and (b) follow up afterwards and pay $99 annual/$33 quarterly (introductory annual rate) before submitting work. In three weeks (by March 30th) we achieved over 300 members and over $25,000 in gross bookings from membership fees. History of the Business The Company was incorporated on October 27, 2015. On July 19, 2017, pursuant to an Asset Purchase Agreement, the Company, operating as Stepstone Art Resources, LLC, acquired Boomboomprints.com ("BBP"). Pursuant to the terms of said agreement, the Company bought BBP's technology holdings, which includes: all software, files, source code, domain, supporting websites, and all other technology used by the BBP. In addition to BBP's technology, the Company acquired BBP's customer information and business records. On October 31, 2017, pursuant to a certain Asset Purchase Agreement, the Company acquired title of See Me Group, Inc.'s assets, including its intellectual property and goodwill. See 'Intellectual Property' below for a description of the Trademark.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Our core product is Membership to the SeeMe Community for Artists.	Artists and photographers join the community to participate in juried competitions, gain recognition, sell artwork and discover new opportunities.	We aim to appeal to new and emerging artists globally as it can be difficult for them to gain traction on their own.
Our primary product is the sale of archival quality prints on paper and canvas.	During each competition we identify the best artwork and artists and license their work. We then create limited edition products based on these images. Prices typically range from $50 to $5,000.	The fine art market globally exceeds $60 billion US (UBS Fine Art Market Report). Affordable contemporary art priced <$5,000 is one of the fastest growing segments appealing to all consumers but especially millenials who prize uniqueness and a genuine connection with the artist.

As of the date of this Form C, the Company is planning three new initiatives. First, the Company is working with high end art consultants to create opportunities to curate art into residential and corporate settings using SeeMe artist's work; our initial relationship is with Art Assets (http://artassets.com/). Second, the Company is planning to create a "smart contract" that will facilitate rights management for our artist's intellectual property both protecting them and creating long-term economic opportunity. The current process requires artists to sign off on rights as they join the platform. When the Company seeks to create reproductions of the art the Company has to go back to the artists and ask for specific additional rights. A more efficient way to solve both problems is using a smart contract with Blockchain technology. This is not a unique idea but is an important one in the art world and will a key for Stepstone/SeeMe as it seeks to protect artists intellectual property. Third, the Company is working on a digital-only "art TV" channel that will feature SeeMe artist stories and art. Management expects this to debut in late 2019

We deliver our services to artists thru conducting open call competitions align typically concurrent with major art fairs, like Art Basel Miami. We also distribute services using the internet and social media.

Competition

The Company's primary competitors are Multiple "open call" competitions that artists enter as a part of their practice/profession. They are often regional in nature or specific to a genre (like sculpture). There are also numerous websites that sell art via ecommerce such Fulcrum Gallery, FineArtAmerica or Art.com.

The Company's competitive process and highly curated approach aims to make it easier for artists to get discovered. On the art ecommerce side, we seek to offer fresh, contemporary artists that consumers can connect with and feel that they have made a unique purchase. Many other sites can be generic in nature and have identical product selection. Because of the Company's competitions, the Company is able to source new, often undiscovered, high quality artists. The Company believes this will make us especially appealing to contemporary consumers.

Customer Base

The Company has two primary customer types: artist members and art enthusiasts First, the members are the aspiring or emerging fine art artist/photographer who works at their craft consistently and show their work whether currently for sale or not. Second, art enthusiasts and collectors who seek to follow and connect with new and emerging talented artists online and in person. Under the right circumstances these enthusiasts support the artists through the purchase of their work and in other ways such as liking and sharing their word on social channels and referring art to their friends.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
85421122	IC 035. US 100, 101, 102: Promotional Services IC 042. US 100,100: Computer Services	SEE.ME	September 13, 2013	February 12, 2013	U.S.A

Governmental/Regulatory Approval and Compliance

The Company is not dependent on any regulatory approvals.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1921 Dublin Road, Richmond, MA 01254

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Brendan Burns

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Brendan has serves as the Manager and Chief Executive Officer of the Company since inception in 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Since the inception of the Company, as the Manager, Brendan has been responsible for the Company's venture financing activities as well as the Company's business strategy.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Brendan Burns

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Brendan has serves as the Manager and Chief Executive Officer of the Company since inception in 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Since the inception of the Company, as the Manager, Brendan has been responsible for the Company's venture financing activities as well as the Company's business strategy.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Massachusetts law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Richmond, MA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership units
Amount outstanding	1,751,651
Voting Rights	yes
Anti-Dilution Rights	no
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

Type of security	Convertible Notes
Amount outstanding	$63,523
Voting Rights	no
Anti-Dilution Rights	no

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Brendan Burns
Amount outstanding	$70,000.00
Interest rate and payment schedule	6% on demand
Amortization schedule	na
Describe any collateral or security	The assets of Stepstone Art Resources, LLC.
Maturity date	December 31, 2019
Other material terms	

The total amount of outstanding debt of the company is $284,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	561,651	$561,651	Working capital	Various – 2015-2018	exemption

Ownership

A majority of the Company is owned by Brendan Burns (53%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Brendan Burns	53.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has maintained very lean operations and low burn rate. Nonetheless, our cash position remains challenging and we expect to raise a seed round this year. Our biggest challenge is adding consistent value to the Artist's membership offering. This both takes time and money and adds pressure to long-term cash resources. Successfully increasing this value helps support business growth and membership renewals.

Management expects to maintain (or modestly grow) our current expense level as we ramp up promotion. In the second half of 2018 we conducted two new events (Art Takes Soho 2018 and Art Takes Miami 2018) and hosted two artist exhibitions. Additionally, we art ecommerce sales in December 2018. Our general practice is to supplement the core team with freelance expertise in digital marketing, videography, production and design. We expect modest headcount increase during following the offering. The Company does expect to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets. The Company incurred total operating expenses of $504,080.00 and $101,774.00 for the years ended December 31, 2018 and 2017, respectively. In 2017, the Company generated $0.00 in gross profit, resulting in a net income of $-116,554. In 2018, the Company generated $62,071.00 in gross profit, resulting in a net income of $-451,654.00. General & Administrative The Company expenses the cost of general & administrative expenses as incurred and aggregated $357,379.00 and $12,864.00 for the years ended December 31, 2018 and 2017, respectively. The Company expenses the cost of advertising as incurred and aggregated $93,858.00 and $13,505.00 for the years ended December 31, 2018 and 2017, respectively.

Liquidity and Capital Resources

On Dec. 15, 2018 the Company conducted an offering pursuant to Regulation CF and raised $63,523.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Yes, the Company has a $7,000 term loan and $11,000 line of credit both provided by OnDeck Capital. The Company also expects to initiate a $500,000 seed financing in April 2019.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
On October 31, 2017, pursuant to a certain Asset Purchase Agreement, the Company acquired title to all of the assets owned by See Me Group, Inc for a purchase price $100,000. In connection with this agreement, the Company shall pay the seller a cash amount equal to ten percent (10%) of the gross revenues generated in connection with its site: www.see.me (the "Website Revenue") during each of the subsequent three years following the October 31, 2017; provided, however, that no royalties earnout payment shall be due (a) unless and Other Obligations until the Company earns $334,000 in Website Revenue in year one and (b) unless and until the Company earns $333,000 in Website revenue in years two and three. The Company may elect to make a one-time payment to seller on or after October 31, 2018 to fully satisfy the

royalties earnout obligations under the agreement. On July 19, 2017, the Company entered into a certain Asset Purchase Agreement with Third Street Industries, LLC for the purchase of assets relating to BoomBoom Prints for a purchase price of $10,000. In connection with this agreement, the Company shall pay the seller ten percent (10%) of future revenues earned from the BBP technology, which includes boomboomprints.com domain and technology used to conduct its business. The royalty obligation is in effect for a period of 24 months from the purchase date, July 19, 2017, and the Company received a credit for the first $50,000.00 of revenue. The first $5,000.00 earned will not be credited to the seller. The royalty obligation will expire in July 2019. Payments are to be made 30 days after the end of the calendar quarter. To date, no royalty earnout payment obligations have been incurred. The Company does not intend to make any material capital expenditures in the future

The Company still owes approximately $35,000 to Will Etundi as the balance of the purchase price. The Company is paying Mr. Etundi $5,000 per month and expects this debt to be settled during 2019.

The Company has an agreement to pay the former shareholders of See.me 10% of revenues above $333,000 (the "threshold") for the 12 months ended Nov, 1, 2019 and Nov. 1, 2020. To date the Company has not exceeded the threshold.

Material Changes and Other Information

The Company commenced full operations during 2018 and hence had revenue, expenses and losses related to this activity. This activity is described in the 2018 financial statements.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Brendan Burns
Relationship to the Company	Managing Partner
Total amount of money involved	$70,000.00
Benefits or compensation received by related person	None.
Benefits or compensation received by Company	Working capital.
Description of the transaction	The Manager of the Company made a loan to the Company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Brendan Burns
(Signature)

Brendan Burns
(Name)

Managing Partner
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Brendan Burns
(Signature)

Brendan Burns
(Name)

Managing Partner
(Title)

April 30, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Brendan Burns, being the founder of Stepstone Art Resources, LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Brendan Burns
(Signature)

Brendan Burns
(Name)

Managing Partner
(Title)

April 30, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

STAR (see.me) 2017 - 2018

Income Statement

Month:	2018 FY	2017 FY
Revenue: Subs		
Annual Subscriptions	**63,393**	**0**
Quarterly Subscriptions	**0**	**0**
Single Event Subscriptions	**0**	**0**
TOTAL Revenue: Subs	**63,393**	**0**
Revenue: e-commerce		
Digital Sales	**0**	
TOTAL Revenue: e-commerce	**0**	
Total Revenue	**63,393**	**0**
COGS		
Production	**0**	**0**
Artist Share	**0**	**0**
Other COGS	**1,323**	**0**
TOTAL COGS	**1,323**	**0**
GROSS PROFIT	**62,070**	**0**
Selling, General and Administrative Expenses		
Compensation (incl. salaries, bonuses, benefits and cont	**238,893**	**0**
Technology	**2,483**	**92**
Marketing - events	**38,180**	
Marketing - Advertising & Promotion	**55,678**	**13,505**
Consulting	**22,036**	**0**
Travel / Entertainment / Meals	**30,806**	**7,670**
Insurance	**119**	**0**
Professional Fees (legal, tax,etc)	**5,228**	**10,405**
Dues, Fees, Publications & Subscriptions	**0**	**838**
Cell Phones	**0**	**0**
Merchandise & supplies	**5,155**	**4,896**
Bank Charges	**432**	**153**
Taxes & Licenses	**1,516**	**140**
Rent & Office Costs	**1,174**	**5,117**
Telecom & Internet, Hosting and Leases & Other	**0**	**0**
Management Fees	**60,000**	**0**
Vehicle and Allowance	**12,000**	**12,000**
Other Expenses	**30,378**	**60,000**
TOTAL Selling, General and Administrative Expenses	**504,079**	**101,218**
EBITDA	**(442,008)**	**(101,218)**

Other Expenses

Depreciation and Amortization	9,646	0
Interest Expenses	2	13,990
Other Expenses	0	0
TOTAL Other Expenses	9,648	13,990

TOTAL Net Income / (Loss)	(451,656)	(115,208)

Assets	2018	2017	
Current Assets:			
Cash on hand	38,840	42,766	
Accounts Receivable	-	-	
Total Current Assets	38,840	42,766	
	-	-	
Non Current Assets:	-	-	
Acquisition Goodwill	15,000	15,000	
Ending patents	-	-	
Intangible Assets	150,000	150,000	
Estimated annual amortization	-	-	
Ending Intellectual Property	149,167	150,000	
	-	-	
Total non-current assets	164,167	165,000	
	-	-	
Total Assets	203,007	207,766	(0)
	-	-	
Liabilities & Equity	-	-	
	-	-	
Current Liabilities	-	-	
Accounts payable (including contractors)	135,391	10,891	
Credit card payable	6,593	918	
Accumulated Interest	-		
Short-term debt	-	-	
Unearned revenue	63,093	479	
Short-term lease obligations	-	-	
Total current liabilities	205,076	12,288	
	-	-	
Non-current Liabilities	-	-	
Long-term (W. Etundi - acquisition)	34,000	75,000	
Convertible Debt Principal	25,000	400,000	
Reg CF Note	63,523	-	
Note to B. Burns	155,000	-	
Long-term lease obligations	-	-	
Total non-current liabilities	277,523	475,000	
	-	-	
Total Liabilities	482,599	487,288	

	-	-
Equity	-	-
Common equity	50,000	50,000
Preferred equity	496,616	-
Retained earnings	(665,970)	(214,314)
Net Income	(451,656)	(115,208)
Total owners equity	(571,011)	(279,522)
	-	-
Total liabilities and Equity	205,076	207,766